UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

CHIMERA INVESTMENT CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

16934Q109
(CUSIP Number)

Alan M. Stark, Esq.
411 N. New River Dr. E Fort Lauderdale FL 33301
954-522-4110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16934Q109

1. Name of Reporting Persons:
Leon G. Cooperman

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [x ]

3. SEC Use Only

4. Source of Funds:
WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power
49,471,787
8. Shared Voting Power
17,153,210
9. Sole Dispositive Power
49,471,787
10. Shared Dispositive Power
17,153,210
11. Aggregate Amount Beneficially Owned by Each Reporting Person
66,624,997

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11
6.5%

14. Type of Reporting Person
IN

This Amendment No. 1 relates to the common stock, par value $0.01 per share, of Chimera Investment Corporation (the “Issuer”), a Maryland corporation.  It amends and supplements the Schedule 13D filed February 24, 2014.

Item 5. Interest in Securities of the Issuer

Items 5(a),(b), and (c) are hereby amended and restated to read as follows:

(a)     Mr. Cooperman may be deemed the beneficial owner of 66,624,997 Issuer Common Shares, which constitutes approximately 6.5% of the total number of Issuer Common Shares outstanding. This is based on a total of 1,027,558,123 Issuer Common Shares outstanding reported on the Issuer’s Form 10-Q filed with the SEC for the quarter ended September 30, 2014. This consists of 10,441,222 Shares owned by Capital LP; 4,808,129 Shares owned by Investors LP; 4,905,604 Shares owned by Equity LP; 1,280,000 Shares owned by Credit LP; 13,435,532 Shares owned by Overseas; 11,632,500 Shares owned by Mr. Cooperman; 17,153,210 Shares owned by Managed Accounts; 600,000 Shares owned by Toby Cooperman; 250,000 Shares owned by the Foundation; 85,000 Shares owned by the Family Fund; 1,000,000 owned by Michael S. Cooperman; 1,000,000 Shares owned by the WRA Trust; and 33,800 Shares owned by Asher Silvin Cooperman.

(b)    Mr. Cooperman has sole voting power over 49,471,787 Issuer Common Shares beneficially owned by him, has shared voting power over 17,153,210 Issuer Common Shares beneficially owned by him, has sole dispositive power over 49,471,787 Issuer Common Shares beneficially owned by him, and has shared dispositive power over 17,153,210 Issuer Common Shares beneficially owned by him.

(c)    The transactions effected by Mr. Cooperman in the Issuer Common Shares during the past 60 days are set forth on Schedule 1 attached hereto.

Item 7.  Materials to Be Filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Schedule 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2014	By: /s/ Alan M. Stark Name: Alan M. Stark Title: Attorney In Fact, Duly authorized under POA Effective as of March 1, 2013 and filed on May 20, 2013

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

SCHEDULE 1

Transactions of the Reporting Person Effected

During the Past 60 Days

The following transactions were effected by Managed Accounts:

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
9/26/14	Common Stock	251,704	3.06
9/29/14	Common Stock	63,700	3.0928
10/1/14	Common Stock	102,400	3.0599
10/3/14	Common Stock	300	3.05
10/7/14	Common Stock	17,800	3.05
10/15/14	Common Stock	(748,181)	3.0706
10/21/14	Common Stock	(147,000)	3.1202
10/22/14	Common Stock	(3,400)	3.13
10/24/14	Common Stock	(232,600)	3.10
10/28/14	Common Stock	(10,300)	3.11
10/29/14	Common Stock	(42,217)	3.1192
10/30/14	Common Stock	(6,900)	3.11
10/31/14	Common Stock	(300,000)	3.1101
11/3/14	Common Stock	(78,400)	3.13
11/4/14	Common Stock	(73,201)	3.13
11/5/14	Common Stock	(121,000)	3.1327
11/11/14	Common Stock	(857,000)	3.2151
11/12/14	Common Stock	(224,000)	3.2376
11/13/14	Common Stock	(144,000)	3.2566
11/14/14	Common Stock	(182,000)	3.2868
11/17/14	Common Stock	(60,000)	3.31
11/18/14	Common Stock	(201,000)	3.3395
11/19/14	Common Stock	(144,000)	3.3462

All of the above transactions were effected on the open market.

The following transactions were effected by Omega Capital Investors, LP:

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
10/1/14	Common Stock	252,300	3.0599
10/7/14	Common Stock	31,700	3.05
10/15/14	Common Stock	(45,000)	3.0706
10/16/14	Common Stock	(60,000)	3.08
10/21/14	Common Stock	(68,400)	3.1202
10/24/14	Common Stock	(116,100)	3.10
10/28/14	Common Stock	(1,600)	3.11
10/29/14	Common Stock	(18,600)	3.1192
11/4/14	Common Stock	(10,600)	3.13
11/5/14	Common Stock	(54,600)	3.1327
11/11/14	Common Stock	(290,000)	3.2151
11/12/14	Common Stock	(98,000)	3.2376
11/13/14	Common Stock	(51,000)	3.2566
11/14/14	Common Stock	(83,000)	3.2868
11/17/14	Common Stock	(27,000)	3.31
11/18/14	Common Stock	(106,000)	3.3395
11/19/14	Common Stock	(156,521)	3.3462

All of the above transactions were effected on the open market.

The following transactions were effected by Omega Capital Partners, LP:

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
10/01/14	Common Stock	131,700	3.0599
10/07/14	Common Stock	75,100	3.05
10/15/14	Common Stock	(124,000)	3.0706
10/16/14	Common Stock	(134,000)	3.08
10/21/14	Common Stock	(137,900)	3.1202
10/24/14	Common Stock	(116,100)	3.10
10/28/14	Common Stock	(2,700)	3.11
10/29/14	Common Stock	(30,100)	3.1192
11/03/14	Common Stock	(54,100)	3.13
11/04/14	Common Stock	(61,200)	3.13
11/05/14	Common Stock	(119,900)	3.1327
11/11/14	Common Stock	(633,222)	3.2151
11/12/14	Common Stock	(215,000)	3.2376
11/13/14	Common Stock	(106,000)	3.2566
11/14/14	Common Stock	(180,800)	3.2868
11/17/14	Common Stock	(55,000)	3.31
11/18/14	Common Stock	(227,000)	3.3395
11/19/14	Common Stock	(71,000)	3.3462

All of the above transactions were effected on the open market.

The following transactions were effected by Omega Equity Investors, LP:

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
10/01/14	Common Stock	129,800	3.0599
10/07/14	Common Stock	43,000	3.05
10/15/14	Common Stock	(66,000)	3.0706
10/16/14	Common Stock	(62,000)	3.08
10/21/14	Common Stock	(62,650)	3.1202
10/24/14	Common Stock	(109,100)	3.10
10/28/14	Common Stock	(2,400)	3.11
10/29/14	Common Stock	(13,900)	3.1192
11/03/14	Common Stock	(24,500)	3.13
11/04/14	Common Stock	(27,700)	3.13
11/05/14	Common Stock	(57,100)	3.1327
11/11/14	Common Stock	(296,000)	3.2151
11/12/14	Common Stock	(101,000)	3.2376
11/13/14	Common Stock	(51,000)	3.2566
11/14/14	Common Stock	(87,000)	3.2868
11/17/14	Common Stock	(25,000)	3.31
11/18/14	Common Stock	(106,000)	3.3395
11/19/14	Common Stock	(74,000)	3.3462

All of the above transactions were effected on the open market.

The following transactions were effected by Omega Overseas Partners Ltd:

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
10/01/14	Common Stock	243,800	3.0599
10/07/14	Common Stock	82,400	3.05
10/15/14	Common Stock	(76,000)	3.0706
10/16/14	Common Stock	(193,531)	3.08
10/21/14	Common Stock	(243,400)	3.1202
10/22/14	Common Stock	(2,400)	3.13
10/24/14	Common Stock	(297,300)	3.10
10/29/14	Common Stock	(31,400)	3.1192
11/03/14	Common Stock	(11,700)	3.13
11/04/14	Common Stock	(70,900)	3.13
11/05/14	Common Stock	(147,400)	3.1327
11/11/14	Common Stock	(818,000)	3.2151
11/12/14	Common Stock	(262,000)	3.2376
11/13/14	Common Stock	(180,700)	3.2566
11/14/14	Common Stock	(222,000)	3.2868
11/17/14	Common Stock	(83,000)	3.31
11/18/14	Common Stock	(307,336)	3.3395
11/19/14	Common Stock	(204,000)	3.3462

All of the above transactions were effected on the open market.

The following transactions were effected by Omega Credit Opportunity Fund:

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
10/14/14	Common Stock	(2,000,000)	3.0967

All of the above transactions were effected on the open market.